SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                   BRUNNER COMPANIES INCOME PROPERTIES L.P. I

                            (Name of Subject Company)

      MP FALCON FUND, LLC; MP VALUE FUND 6, LLC; PREVIOUSLY OWNED MORTGAGE
      PARTNERSHIP INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL
                    INVESTORS, LTD.; and MORAGA FUND 1, LLC
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                    Copy to:
      Glen Fuller                                Paul J. Derenthal, Esq
      MacKenzie Patterson, Inc.                  Derenthal & Dannhauser
      1640 School Street                         One Post Street, Suite 575
      Moraga, California 94556                   San Francisco, California 94104
      (925) 631-9100                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction                             Amount of
                      Valuation*                              Filing Fee

                      $276,000                                $55.20

* For purposes of calculating the filing fee only. Assumes the purchase of 220,800 Units at a purchase price equal to $1.25 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP FALCON FUND, LLC; MP VALUE FUND 6, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; and MORAGA FUND 1, LLC (collectively the "Purchasers") to purchase up to 220,800 Class A Units of limited partnership interest (the "Units") of BRUNNER COMPANIES INCOME PROPERTIES L.P.I , a Delaware limited partnership (the "Issuer"), the subject company. The Purchasers are offering to purchase the Units at a purchase price equal to $1.25 per Unit, less the amount of any distributions declared or made with respect to the Units between March 1, 2000 (the "Offer Date") and March 31, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The Issuer had 552,000 Units issued and outstanding held by approximately 423 Unitholders as of December 31, 1998, according to its annual report on Form 10-K for the year then ended. The address of the Issuer's principal executive offices is 3632 Wheeler Road, Suite 2 P.0. Box 204227, Augusta, Georgia 30917-4227.

             The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated March 1, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unitholders dated March 1, 2000

         (b)-(h)  Not applicable.


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



                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 1, 2000



MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

MP VALUE FUND 6, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

MORAGA FUND 1, LLC

By Moraga Partners, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND, L.P.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President











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



                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)   Offer to Purchase dated March 1, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unitholders dated March 1, 2000